SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3

2013 Interim Results Announcement	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: August 29, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2013 Interim Results Announcement

§1	IMPORTANT MESSAGE

1.1	The board of directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and Senior Management warrant that there are no false representations or misleading statements contained in, or material omission from, the 2013 interim report, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained in the 2013 interim report.

This summary of the interim report is extracted from the full text of the interim report. The full report is published on www.sse.com.cn simultaneously. For detailed content, investors are advised to read the full text of the interim report.

1.2	If any Director fails to attend the Board meeting for considering and approving the 2013 interim report of the Company, his name shall be set out separately:

Position of Director not Attending	Name	Reasons for the Absence	Name of Proxy

Director and Chief Financial Officer	Ye Guohua	Business engagement	Wang Zhiqing
Director	Lei Dianwu	Business engagement	Wang Zhiqing

1.3	The interim financial statements for the six months ended 30 June 2013 (the “Reporting period”) under CAS was audited. The condensed consolidated interim financial information prepared in accordance with IFRS have been reviewed, not audited.

1.4	There was no appropriation of funds by controlling shareholder or its connected parties for non-operation purpose.

1.5	The Company did not provide external guarantees in violation of required decision-making procedures.

1.6	Mr. Wang Zhiqing, Chairman and the responsible person of the Company, Mr. Ye Guohua, Director and Chief Financial Officer overseeing the accounting operations and Mr. Hua Xin, Deputy Chief Financial Officer, person-in-charge of Accounting Department (Accounting Chief) and Finance Manager, hereby warrant the truthfulness, accuracy and completeness of the financial report contained in the 2013 interim report.

1.7	Corporate Information

Stock Abbreviation	S *
Shares Stock Code	600688
Stock Exchange Listing	Shanghai Stock Exchange
Stock Abbreviation	SHANGHAI PECHEM
Shares Stock Code	00338
Stock Exchange Listing	Hong Kong Exchanges and Clearing Limited (“Hong Kong Stock Exchange”)
Shares Stock Code	SHI
Stock Exchange Listing	New York Stock Exchange

*	On 20 August 2013, the first trading day after the Company’s completion of A-share reform scheme, the stock abbreviation of the Company’s A-share was changed to “ ”.

	Secretary to the Board	Securities Affairs Representative
Name	Zhang Jingming	Tang Weizhong
Correspondence	48 Jinyi Road, Jinshan District,	Suite B, 28/F, Huamin Empire
Address	Shanghai, the People’s Republic	Plaza, 728 West Yan’an Road,
	of China (the “PRC”)	Shanghai, PRC
	Postal Code: 200540	Postal Code: 200050
Telephone	86-21-57943143/52377880	86-21-57943143/52377880
Fax	86-21-57940050/52375091	86-21-57940050/52375091
E-mail	spc@spc.com.cn	tom@spc.com.cn

§2.	MAJOR FINANCIAL DATA AND INDICATORS

Prepared under the China Accounting Standards for Business Enterprises (“CAS”)

2.1	Major Financial Data

2.1.1	Major Accounting Data

Currency: RMB

Amount

RMB’000

Major Accounting Data	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Operating Income	57,110,922	46,472,594	22.9
Net profit/(Loss) attributable to equity shareholders of the Company	438,020	–1,194,489	N/A
Net profit/(Loss) attributable to equity shareholders of the Company excluding non-recurring items	463,678	–1,298,177	N/A
Net cash inflow from/(used by) operating activities	3,375,731	–1,066,238	416.6

	As at the end of the Reporting Period	Corresponding period of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Net assets attributable to equity shareholders of the Company	16,654,384	16,190,419	2.9
Total assets	35,914,721	36,805,799	–2.4

2.1.2	Major Financial Indicators

Major Financial Indicators	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Basic earnings per share (“–” to indicates loss, RMB/Share)	0.061	–0.166	N/A
Diluted earnings per share (“–” to indicates loss, RMB/Share)	0.061	–0.166	N/A
Basic earnings per share excluding non-recurring items (“–” to indicates loss, RMB/Share)	0.064	–0.180	N/A
Return on net assets (weighted average) (%)*	2.667	–6.883	Increase 9.550
Return on net assets excluding non-recurring items (weighted average) (%)	2.823	–7.481	Increase 10.304

*	The above-mentioned net assets do not include minority shareholders’ interests.

2.1.3	Non-recurring Items

Non-recurring items	Amount RMB’000
Net loss from disposal of non-current assets	–19,508
Employee Reduction Expenses	–2,156
Government grants recorded in profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	6,294
Income from external entrusted loans	1,045
Other non-operating income and expenses other than those mentioned above	–19,103
Income tax effect	8,357
Effect attributable to minority interests (after tax)	-587

Total	–25,658

2.1.4	Differences between Interim Financial Report Prepared under CAS and IFRS

Amount

RMB’000

	Net profit attributable to equity shareholders of the Company (“–” for net loss)		Total equity attributable to equity shareholders of the Company
			At the end of the Reporting Period	At the beginning of the Reporting Period
Prepared under CAS	438,020	–1,194,489	16,654,384	16,190,419
Prepared under IFRS	473,212	–1,151,524	16,510,378	16,037,166

For detailed differences, please refer to §5.3.

2.2	Shareholdings of the Top Ten Shareholders

Total number of shareholders as at the end of the Reporting Period (share)	108,237

Shareholdings of top ten shareholders as at the end of the Reporting Period

Name of shareholders	Type of shareholders	Percentage of total shareholding (%)	Number of shares held	Increase (+)/ decrease (-) during the Reporting Period	Type of shares	Number of non- circulating shares held	Number of shares pledged or frozen
China Petroleum & Chemical Corporation	State-owned enterprise legal person	55.56	4,000,000,000	0	Non- circulating	4,000,000,000	Nil
HKSCC (Nominees) Limited	Foreign legal person	31.87	2,294,330,101	+222,000	Circulating	—	Unknown
China Construction Bank – CIFM China Advantage Security Investment Fund	Others	0.51	37,000,000	–23,000,000	Circulating	—	Unknown
Shanghai Kangli Gong Mao Company	Others	0.23	16,730,000	0	Non- circulating	16,730,000	Unknown
Zhejiang Economic Construction Investment Co., Ltd	Others	0.17	12,000,000	0	Non- circulating	12,000,000	Unknown
Agricultural Bank of China Limited – New China Selected Growth Stock Fund	Others	0.11	7,999,992	+3,681,272	Circulating	—	Unknown
Shenyin & Wanguo Securities Co., Ltd	Others	0.08	5,838,800	Unknown	Circulating/ Non- circulating	650,000	Unknown
Shanghai Textile Development Corporation	Others	0.08	5,650,000	0	Non- circulating	5,650,000	Unknown
Shanghai Xiangshun Shiye Company Limited	Others	0.08	5,500,000	0	Non- circulating	5,500,000	Unknown
IP KOW	Others	0.08	5,432,000	0	Circulating	—	Unknown

Top ten shareholders of shares in circulation as at the end of the Reporting Period

Name of shareholder	Number of circulating shares held	Type of shares
HKSCC (Nominees) Limited	2,294,330,101	Overseas listed foreign shares
China Construction Bank – CIFM China Advantage Security Investment Fund	37,000,000	RMB-denominated ordinary shares
Agricultural Bank of China Limited – New China Selected Growth Stock Fund	7,999,992	RMB-denominated ordinary shares
IP KOW	5,432,000	Overseas listed foreign shares
Shenyin & Wanguo Securities Co., Ltd	5,188,800	RMB-denominated ordinary shares
Xu Zhiying	4,969,516	RMB-denominated ordinary shares
Gu Jufang	3,652,543	RMB-denominated ordinary shares
YIP CHOK CHIU	3,150,000	Overseas listed foreign shares
ChangJiangWan Holdings Ltd	3,050,085	RMB-denominated ordinary shares
Industrial and Commerical Bank of China – Lion Stock Securities Investment Fund	3,001,068	RMB-denominated ordinary shares

Description of any connected relationship or act-in-concert parties relationships among the shareholders listed above	Among the above mentioned shareholders, China Petroleum & Chemical Corporation, a state-owned enterprise legal person, does not have any connected relationships with the other shareholders, and is not an act-in-concert party of the other shareholders under the Administrative Measures on Acquisition of Listed Companies. Among the above mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or any act-in-concert parties under the Administrative Measures on the Acquisition of Listed Companies.

2.3	Interests and Short Positions of Substantial Shareholders and Other Persons in Shares, Underlying Shares or Debentures of the Company

As at 30 June 2013, the interests and short positions of the Company’s substantial shareholders (including those who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company) and other persons (excluding the Directors, Supervisors, and Senior Management) who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (“SFO”) in the shares, underlying shares of equity derivatives or debentures of the Company as recorded in the register required to be kept under Section 336 of the SFO are set out below:

1.	Interests in ordinary shares of the Company

Name of shareholder	Number and type of shares held (shares)	% of total issued share capital		% of shareholding in the Company’s total issued H shares		Capacity
China Petroleum & Chemical Corporation	4,000,000,000 Promoter legal person shares (L)	55.56		—		Beneficial owner
BlackRock, Inc.	139,196,694(L)	1.93	(L)	5.97	(L)	Beneficial owner;
	31,798,200(S)	0.44	(S)	1.36	(S)	Investment manager;
						Other (Available-for- lending shares)

(L): Long Position; (S): Short Position

Save as disclosed above, no interests of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the shares, the underlying shares of equity derivatives, or debentures of the Company were recorded in the register required to be kept under Section 336 of the SFO.

2.	Short positions in shares, underlying shares or debentures of the Company

As at 30 June 2013, no short positions of substantial shareholders or other persons (excluding the Directors, Supervisors and Senior Management) who are required to disclose their interests pursuant to Part XV of the SFO in the shares, underlying shares of equity derivatives or debentures of the Company were recorded in the register required to be kept under Section 336 of the SFO.

3.	Interests and short positions of Directors, Supervisors and Senior Management in shares, underlying shares or debentures of the Company

As at 30 June 2013, none of the Directors, Supervisors or Senior Management of the Company had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning ascribed to it in Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As at 30 June 2013, none of the Directors or Supervisors of the Company or their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

§3.	REPORTS OF THE DIRECTORS

3.1	Discussion and analysis of the overall operation during the Reporting Period

The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group and the notes in the interim report. The financial data involved hereinafter are extracted from the unaudited financial report prepared in accordance with IFRS.

Review and discussion on operating results

The world economy remained complicated in the first half of 2013, as marked by the relatively strong economic recovery in the U.S. and Japan, continued economic downturn in the euro zone, slackening economic growth in the emerging and developing economies as well as the overall slow recovery of the global economy. Facing a very complex domestic and international environment, China continued to focus on improving the quality and efficiency of economic growth and held firm to the overall keynote of seeking progress while maintaining stability such that the economy maintained steady growth. In the first half of the year, gross domestic product (GDP) grew by 7.6%, with GDP growth of 7.5% in the second quarter, suggesting that the economic growth continued to slow. In the first half, market demand from China’s petrochemical industry remained sluggish, complicated by a deceleration in growth in the consumption of petroleum and petrochemical products and a slowdown in the development of the industry.

Facing of a challenging business environment in the first half of 2013, the Group fully utilized the superiority of its Refinery Revamping Expansion Project in a safe and smooth operation, market-oriented and higher economic return-focused approach to further improve its safe plant and environmental protection conditions and to maintain stable production and business operations such that the operating results recorded a significant year-on-year improvement. For the six months ended 30 June 2013, the Group’s turnover amounted to RMB57,085.9 million, an increase of RMB10,643.8 million, or 22.92% year-on-year; profit before taxation amounted to RMB650.6 million (the profit before taxation recorded a loss of RMB1,507.2 million for the same period last year), an increase of RMB2,157.8 million year-on-year; and profit after taxation and non-controlling interests amounted to RMB473.2 million (the profit before taxation recorded a loss of RMB1,151.5 million for the same period last year), an increase of RMB1,624.7 million year-on-year.

During the first half of 2013, due to the putting into production of the Refinery Revamping Expansion Project, the output of refined oil products increased significantly, with the total volume of goods produced increasing by 29.45% year-on-year. From January to June, the Group processed 7,707,300 tons of crude oil (including 350,400 tons of crude oil processed on a sub-contract basis), representing an increase of 2,189,200 tons, or 39.67%, year-on-year. Total production of refined oil products reached 4,449,300 tons, representing an increase of 55.24% year-on-year. Of this, the output of gasoline was 1,381,600 tons, representing an increase of 215.79% year-on-year; the output of diesel was 2,514,800 tons, representing an increase of 22.29% year-on-year; and the output of jet fuel was 553,000 tons, representing an increase of 48.62% year-on-year. The Group produced 478,700 tons of ethylene and 456,900 tons of paraxylene, a decrease of 0.23% and an increase of 7.46% year-on-year, respectively. The Group also produced 550,100 tons of synthetic resins and plastic (excluding polyesters and polyvinyl alcohol), representing a decrease of 2.71%; 448,400 tons of synthetic fibre monomers, representing a decrease of 12.56%; 264,800 tons of synthetic fibre polymers, representing a decrease of 18.95%; and 127,600 tons of synthetic fibres, representing an increase of 2.16%. In the first half of 2013, the Group’s output-to-sales ratio and receivable recovery ratio were 99.74% and 99.34%, respectively.

The Group placed high priority to HSE, leading to continuing improvements in the areas of safety and the environment protection. In the first half, the Group carried out a number of safety competitions, stepped up the assessment of safety- and environment-related accidents by using the OSHA statistical method and conducted an evaluation of HAZOP for major production plants. It thoroughly implemented the green and low-carbon development strategy by staging a “green and low-carbon, energy-saving and emission discharge reduction” campaign, and continued to make deodorizing efforts with an emphasis on carrying out control initiatives at tank fields as well as at loading and unloading areas. The revamp project at the wet oxidation plant was completed. The Company launched a project involving the “incineration of biochemical sludge in power plant”. Upon the completion of the project, a total of approximately 1,700 tons of sludge were burnt away between late May and the end of June. The Group continued to aim towards achieving the annual “seven zeroes” target (deaths due to industrial accident, serious injuries, accidents involving major fires and explosions, accidents involving major environmental pollution, accidents involving major occupational disease hazards, major traffic accidents, major accidents involving production safety responsibility) in the areas of safety and environmental protection. The discharge volume of industrial wastewater declined by 7.32% year-on-year, the comprehensive drained wastewater discharge compliance rate reached 100%, the amount of solid waste for outsourced disposal decreased by 31.82% year-on-year.

The Group utilized the superiority of the Refinery Revamping Expansion Project and fully implemented optimization and efficiency enhancement measures, which brought significant improvements to the Company’s operating results. Upon the full operation of the project, the Group’s crude oil processing capacity has reached a new high. As a result, the Group gave a considerable boost to its high-sulfur crude oil processing capability; raised its refined oil production capacity by a substantial margin; enhanced the possibility for further optimization; made significant improvements in ethylene and aromatic feedstocks; and made significant reductions in production costs. The refinery segment turned a loss into profit in one stroke, indicating that overall efforts to optimize efficiency have been effective. In the first half, after the full deployment of the new, more adaptable refinery plant, the sulfur content of processed crude oil increased to 2.34% from 1.71%, with the average API degree declining from 31.23 to 30.48. The costs of crude oil procurement per ton, unit processing cost and energy consumption fell substantially. All gasoline produced by the Group reaches the National V specification (equivalent to Euro V Standard), 50% of diesel fuel reaches the National V specification and the remaining reached the National IV specification, suggesting the overall improvement in the quality of refined oil. The diesel-gasoline sales ratio of refined oil was adjusted to 1.78:1 from 4.53:1 last year. There was a significant increase in the output of high-grade gasoline, demonstrating remarkable improvement in economic return. Ethylene cracking feedstocks and aromatic feedstocks were adjusted and optimized to make full use of the rich light hydrocarbon resources from the refinery plant. The composition of the feedstocks for ethylene cracker, aromatics plant and downstream plants was adjusted and optimized resulting in significant reduction in the percentage of straight-run naphtha in ethylene cracking feedstocks, making ethylene plant no. 2 one of the leading plants among other similar ethylene plants in China in terms of feedstock costs. Moreover, the advantages of refinery capacity expansion was fully utilized to reduce the outsourcing of t propylene, mixed xylene and other materials, thus effectively reducing chemical production costs.

The Group actively carried out meticulous management, intensified the prediction of marginal benefits of each production plant and made timely adjustments of production schedules and plans to keep production and management decisions in line with changes in the market. Innovative ideas relating to financial management were proposed to optimize the Group’s capital operation and to make dynamic adjustments to the composition of the Group’s US dollar and RMB loans such that the average liquidity borrowing rates were significantly lower than the benchmark rates for one-year bank loans. Energy-savings and consumption reduction initiatives were also carried out. In the first half, overall energy consumption, for every RMB10,000 of products produced, fell 14.78% year-on-year, while comprehensive energy consumption, for every RMB10,000 of products produced, fell 9.72% year-on-year. The increase in fuel gas consumption was lower than the increase in production and sales volume. The Group’s consumption of natural gas was reduced by the replacement of the self-produced dry gas and some other byproducts. High sulfur flare gas emissions were reduced and other measures were taken to increase efficiency by optimizing the operation of the flare gas recovery system. The analysis and process control of major costs were strengthened through contracted assessments of 12 departments involved in the control of major costs to exercise stringent control of expenses. Focus was placed on the integration of small warehouses so as to reduce inventory effectively. As at the end of June, the Company’s total inventory (excluding raw materials and coal) fell 9.34%.

The Group accelerated the pace of technological innovation to create advantages in differentiated development. In the first half, a complete set of technologies, which were developed by the Group, was successfully applied to an isopentene plant with an annual output of 10,000 tons, which successfully passed an evaluation by experts. Jointly developed YS-8810 silver catalyst was successfully applied to ethylene glycol plant no. 2, thus achieving the target of domestically manufacturing high selective silver catalyst; and the continuous pressure drum filter (“PTA press filter”), which combines filtering, washing, pre-drying and unloading features, was put into use at the PTA plant. In the first half, a total of seven patent applications were submitted and 15 patent licences were awarded. After optimizing its technology, improving its equipment, eliminating design defects and improving operations in stage 1 of the carbon fibre production plant, the production load and product quality were significantly improved, which in turn boosted sales. The SCF80 high-performance carbon fibre technology development project also proceeded as scheduled, as is the construction of the synthetic fibre treatment centre (“FTC”). Also, state-of-the-art technologies were successfully introduced to the 100,000 tons/year EVA project.

The Group was proactive in communicating with the non-circulating shareholder to carry out the tasks related to the A-share reform, which was successfully implemented. In the first half of the year, the Company continued to communicate with the non-circulating shareholder and pushed forward the progress of the A-share reform scheme. On 31 May, trading of the Group’s A shares was suspended after being notified by the controlling shareholder, Sinopec Corp. which proposed the commencement of planning and preparation of the A-share reform scheme on 30 May. The Company disclosed the A-share reform scheme on 8 June and disclosed the adjusted share reform scheme on 20 June. The Company committed the best efforts to securing the support of the holders of A-share circulating shares through numerous methods, such as roadshows, online interaction, telephone discussion and other means to enhance communications. On 8 July, the shareholders approved the A-shares reform scheme in relevant shareholders’ meeting. The consideration of implementation proposal in relation to the share reform was completed on 20 August. This issue of share reform, which has been an unresolved issue for the Company for many years, has finally been resolved in a satisfactory manner.

The Company was proactive in fulfilling its corporate social responsibilities. It was successful in ensuring the stable supply of refined oil product to the market in the first half by supplying 4.14 million tons of refined oil. Of this amount, the Company supplied 1.37 million tons of gasoline (340,000 tons of National IV specification gasoline was supplied to Jiangsu Province), 2.43 million tons of diesel and 340,000 tons of jet fuel. The Company continued to carry out energy conservation and emissions and discharge reductions as well as to boost the efficiency of energy utilization. In the first half, the average thermal efficiency rate of furnaces reached 92.27%, 0.52 percentage points higher than in the previous year. It continued to engage in environmental protection by organizing an environment-themed event – “Public Open Day” – to invite residents to visit the Company’s production plants and environmental protection treatment sites, and by hiring residents as environment supervisors. The Company safeguarded the vital interests of its employees and focused on completing a collaborative development project with the local government, thus maintaining a harmonious and stable internal and external environment for the Company.

The following table sets forth the Group’s sales volume and net sales, net of sales taxes and surcharges, for the Reporting Period:

		For the six months ended 30 June
		2013			2012
	Sales Volume (’000 tons)	Net Sales (RMB Million)	% of Total	Sales Volume (’000 tons)	Net Sales (RMB Million)	% of Total

Synthetic fibres	124.3	1,626.9	3.1	124.1	1,705.1	3.9
Resins and plastics	732.0	6,818.0	13.1	805.5	7,485.2	17.2
Intermediate petrochemicals	1,287.8	9,667.5	18.5	1,104.6	9,236.3	21.2
Petroleum products	5,066.6	27,953.0	53.6	3,446.9	19,455.5	44.6
Trading of petrochemical products	—	5,645.7	10.8	—	5,276.0	12.1
Others	—	451.1	0.9	—	446.7	1.0

Total	7,210.7	52,162.2	100.0	5,481.1	43,604.8	100.0

In the first half of 2013, net sales of the Group amounted to RMB52,162.2 million, representing an increase of 19.62% over the same period of the previous year. Of this, net sales of petroleum products, intermediate petrochemical products and trading of petrochemical products increased by 43.68%, 4.67% and 7.01%, respectively. Net sales of synthetic fibres, resins and plastics declined by 4.59% and 8.91%, respectively. The increase in net sales was mainly due to the increase in the Company’s total output and the increase in sales volume of the petroleum products and intermediate petrochemical products over the last year. The sales volume of petroleum products increased by 46.99% during the period, and the sales volume of intermediate petrochemical products and synthetic fibres increased by 16.59% and 0.16%, respectively. In the first half of the year, the Group’s net sales from trading of petrochemical products increased 7.01% year-on-year, which was mainly attributable to the increase in the business volume of the trading company held by the Group. In the first half of this year, the Group’s net sales of others increased 0.99% as compared to the previous year, which was mainly attributable to the sales of water, electric and gas, and an increase in the Group’s business of processing crude oil on a sub-contract basis.

Most of the Group’s products are sold in eastern China.

In the first half of 2013, the Group’s cost of sales rose 14.74% year-on-year to RMB51,330.1 million, representing 98.40% of total net sales.

The Group’s main raw material is crude oil. In the first half of 2013, the trend of international crude oil prices was fluctuating within a relatively narrow range after hitting a high in early February and dropping to a low in mid-April, then fluctuating within a narrow price range thereafter. In the first half of the year, the peak and the bottom closing prices of Brent crude oil futures were US$117.01/barrel and $96.83/barrel, respectively, and the average price during the past half year was US$107.07/barrel, representing a decrease of 5.76% year-on-year. The peak and the bottom closing prices of WTI crude oil were US$99.60/barrel and $87.06/barrel, respectively, and the average price during the past half year was US$94.05/barrel, representing a decrease of 4.29% year-on-year. The peak and the bottom closing prices of Dubai crude oil futures were US$113.65/barrel and $96.74/barrel, respectively, and the average price during the past half year was US$104.35/ barrel, representing a decrease of 6.24% year-on-year. In the first half of 2013, The average unit cost of crude oil (for the Group’s own account) was RMB4,853.39 per ton, representing a decrease of RMB612.14 per ton, or 11.20%, year-on-year. The Group processed a total of 7,356,900 tons of crude oil (excluding crude oil processed on a subcontract basis), representing an increase of 2,070,700 tons over the previous year. Taken together, the total costs of crude oil processing increased by RMB6,813 million. Of this, the cost increased by RMB11,316 million due to the increase in crude oil processing volume. The decrease in average unit cost of crude oil processed brought costs down by RMB4,503 million. From January to June this year, crude oil processed on a subcontract basis reached 350,400 tons. During the first half of the year, the Group’s cost of crude oil accounts for 69.56% of the total cost of sales.

In the first half of 2013, the Group’s expenses for other auxiliary materials amounted to RMB5,116.4 million, a 22.05% decline from the corresponding period of the previous year. It was achieved as the Group fully utilized the advantages of refinery capacity expansion and reduced the outsourcing of raw materials including propylene and mixed xylene, which helped to lower the expenses for auxiliary materials. During the Reporting Period, the Group’s depreciation and amortization as well as maintenance expenses amounted to RMB1,285.7 million and RMB538.0 million, respectively, representing an increase in depreciation and amortization expenses year-on-year, while maintenance expenses remained at a similar level. As there were increases in varying degrees in the quantities and prices of the Group’s outsourced electricity over the corresponding period of the previous year, fuel and power expenses rose by RMB1 million year-on-year to RMB1,413.8 million during the Reporting Period.

In the first half of 2013, selling and administrative expenses of the Group amounted to RMB334.8 million, representing an increase of 1.52% as compared with RMB329.8 million last year. This was mainly due to the increase in transportation fees in line with the increase in sales volume during the Reporting Period.

In the first half of 2013, the other operating income of the Group amounted to RMB28 million, representing a decline of RMB138.8 million year-on- year. This was mainly due to the Group receiving refunds for local education surcharges of RMB114.3 million in the first half of 2012.

In the first half of 2013, the Group’s net finance income amounted to RMB149.7 million, compared to RMB193.1 million in the same period of the previous year. This was mainly due to the appreciation of the RMB against the USD, resulting in an increase in net foreign exchange gain during the Reporting Period. Furthermore, the Group reduced its short-term borrowings and increased its long-term loans in US dollars at a relatively lower rate of interest during the Reporting Period, resulting in a decline in interest expenses.

In the first half of 2013, the Group realized after tax income attributable to non-controlling interests of RMB473.2 million, representing an increase of RMB1,624.7 million compared with loss in income amounting to RMB1,151.5 million last year.

Liquidity and capital resources

The Group’s net cash inflow from operating activities amounted to RMB3,192.5 million in the first half of 2013 as compared to net cash outflow of RMB1,285.5 million for the corresponding period of the previous year, due to the following reasons: (1) the improvement in the Group’s operating efficiency during the Reporting Period, with net cash inflow from profit before taxation (net of depreciation and share of profit of associates and jointly controlled entities) amounting to RMB1,705.7 million (as compared to net cash outflow of RMB680.5 million for the corresponding period of the previous year); (2) the decreased inventory balance at the end of the period led to an increase in operating cash flow of RMB282.2 million in the Reporting Period (as compared to a decrease in operating cash flow of RMB2,010.8 million due to increased inventory balance at the end of the corresponding period of the previous year); (3) During the Reporting Period, the increase in operating payables led to an increase in operating cash flow of RMB1,659.9 million in the Reporting Period (as compared to a decrease in operating cash flow of RMB293.6 million as a result of a decrease in operating payables in the corresponding period of the previous year).

In the first half of 2013, the Group’s net cash outflow from investment activities amounted to RMB542.1 million as compared to a net cash outflow of RMB2,265.4 million in the corresponding period of the previous year. This was primarily attributable to the year-on-year decrease in the Group’s capital expenditures during the Reporting Period, resulting in a decrease of RMB1,759.1 million in net cash outflow from investment activities.

In the first half of 2013, the Group’s net cash outflow from financing activities amounted to RMB2,521.0 million compared to net cash inflow of RMB3,651.4 million in the corresponding period of the previous year, primarily attributable to the Group’s repayment of a substantial amount of short-term borrowings during the Reporting Period.

Borrowings and debts

The Group’s long-term borrowings are mainly applied to capital expansion projects. In general, the Group arranges long-term borrowings according to capital expenditure plans. On the whole, there are no seasonal borrowings. Short-term debts are used to replenish the Group’s working capital requirements during the normal course of production. During the first half of 2013, the Group’s total borrowings decreased by RMB2,775.0 million to RMB9,480.2 million as at the end of the Reporting Period as compared to the beginning of the Reporting Period. Of this, the main reason was short- term debts decreased by RMB2,791.1 million.

Risk from Exchange Rate Fluctuations

Since the majority of the Group’s debt is denominated in foreign currency, changes in exchange rates will affect the Group’s financial expenses and hence have an impact on the Group’s profitability. As of 30 June 2013, the Group’s borrowing in US dollars amounts to RMB6,382.7 million.

Capital expenditures

In the first half of 2013, the Group’s capital expenditures amounted to RMB402 million, mainly for the commencement of a restructuring project to increase production of ethylene oxide at ethylene glycol plant no. 1. Upon the completion and operation of the project in June, the plant’s production capacity for ethylene oxide increased from 56,000 tons/year to 202,500 tons/ year, thus laying a solid foundation for enhancing economic benefits to the Group. The 3,000 tons/year n-amylene plant project was launched, while the feasibility study report on a 100,000 tons/year EVA project has been approved.

In the second half, the Group will carry out the flue gas desulphurization project for furnaces 5 and 6 at the thermoelectric unit as well as the denitration and dedusting project for furnaces 3 and 4 to ensure that these projects will be completed and launched operation within the year. It will focus efforts on the construction of the 3,000 ton/year n-amylene production plant, and will also seek to launch the EVA project within the year as it strives to accomplish a RMB1,500 million investment plan for the whole year. The Group plans to fund these capital expenditures with cash from operations and banking facilities.

Liability-to-asset ratio

As at 30 June 2013, the Group’s liability-to-asset ratio was 52.89% (As at 31 December 2012: 55.29%). The ratio is calculated using the following formula: total liabilities/total assets.

The Group’s employees

As at 30 June 2013, the total number of employees of the Company amounted to 14,584, among which the number of production personnel was 8,487; the number of sales staff, financial officers and others was 4,966; and the number of administrative staff was 1,131. 47.03% of the Group’s employees were college or above graduates.

Income tax

The PRC Enterprise Income Tax Law took effect from 1 January 2008, after which the income tax rate for enterprises was uniformly adjusted to 25%. The income tax rate for the Group in 2013 is 25%.

Disclosure required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material changes in the existing information of the Company relating to the matters as set out in paragraph 32 in Appendix 16 which are different from the information disclosed in the Company’s 2012 annual report.

Market outlook and work plans for the second half of the year

The international environment will remain complex in the second half of 2013 as seen in the deep restructuring of the world economy, the existence of downside risks and uncertainties over the economy as well as the possibility of a further slowdown in the global economic growth. China is currently at a promising stage of development with important strategic opportunities, and possesses the basic requirements for sustainable and healthy economic development. The Chinese economy will maintain steady growth momentum on the whole in the second half of the year. The Chinese government will set the boosting of domestic demand and the fostering of new economic growth drivers as the most essential initiatives to ensure that the economy continues to run smoothly. The overall domestic consumer market will continue to grow steadily, market demand for energy and bulk chemical products will accelerate and the industrial economy will likely remain stable with a slight improvement in the second half.

The trend of international crude oil prices for the second half will depend on various factors such as the seasonal increase in demand, the world economic recovery and the geo-political situation in the Middle East. As the international oil market enters into the conventional peak season for oil consumption in the second half, growth in international crude oil demand will be relatively strong, while crude oil supply will remain relatively abundant. Production of unconventional oil as represented by shale oil in the U.S., oil sands oil in Canada and deepwater oil in Brazil will continue to maintain rapid growth momentum. The trend of international crude oil prices will likely be relatively stable in the second half. Although the pricing mechanism for refined oil products launched by the Chinese government in the first half of the year reflected the changes in international markets, we cannot rule out the possibility of the Chinese government continuing to regulate the prices of domestic refined oil products if international crude oil prices remain high.

Facing a very complex domestic and international environment in the second half, we will focus on improving the quality and efficiency of our development and will continue to prove the strengths of the new Refinery Revamping Expansion plant by focusing on safety and environmental protection as well as stable production and by employing system optimization and upgrade as a means to strive to accomplish the objectives and tasks for the whole year.

1.	Continue to accomplish tasks for safety and environmental protection, with a focus on green, low-carbon development.

2.	Continue to improve the optimization of production and operation systems to maximize efficiency.

3.	Further extrapolating the production potential of our plants and equipment and to push forward the construction of follow-on development projects.

4.	Accelerate the push for a batch of key research projects as well as the pace technological improvement and improvements in information technology.

5.	Push forward follow-up work related to the A-share reform scheme to plan for future development as a platform for the development of related business of Sinopec.

6.	Further strengthen corporate management and capital operation to enhance the management standard and performance on an ongoing basis.

7.	Strengthen the establishment of a staff team that will create a stable and harmonious environment for the Company’s development.

3.2	Analysis of the Company’s Principal Operations and Performance (Part of the following financial data was extracted from the audited interim report prepared under the China Accounting Standards for Business Enterprises (“CAS”))

3.2.1	Analysis of Changes in the Company’s Major Financial Data

Amount

RMB’000

	For the six months period ended 30 June
Item	2013	2012	Change (%)	Reason for change
		(unaudited)
Operating Income	57,110,922	46,472,594	22.89	After the commencement of the Refinery Revamping Expansion Project, the volume of crude oil processed and total volume of goods increased, leading to an increase in operating income

	For the six months period ended 30 June
Item	2013	2012	Change (%)	Reason for change
		(unaudited)
Operating costs	50,019,472	43,448,096	15.12	An increase in the volume of crude oil processed led to an increase in operating expenses
Selling and distribution expenses	334,802	329,807	1.51	The total volume of goods increased, bringing up selling and distribution expenses
General and administrative expenses	1,325,241	1,178,587	12.44	General and administrative expenses increased due to expansion of production and sales
Financial expenses	–149,729	193,087	–177.54	Optimized capital utilization, leading to increase in foreign exchange gain during the Reporting Period
Net Cash generated from operating activities	3,375,731	–1,066,238	416.60	Group’s profit for the Reporting Period; an increase in net cash inflows from operating activities
Net Cash generated from investment activities	–542,138	–2,265,395	76.07	Capital expenditures decreased for the Reporting Period, leading to a decrease in net cash outflow from investment activities
Net Cash generated from financing activities	–2,704,263	3,432,192	–178.79	Net cash outflow in financing activities increased due to repayment of portion of short-term loans during the Reporting Period
Research and development expenditures	20,701	16,232	27.53	Increased efforts in research and development to improve economic efficiency

3.2.2	Principal Operations by Segment, Product and Geographical Location

(i)	Principal operations by segment or product

Segment or product	Operating income (RMB’000)	Operating costs (RMB’000)	Gross profit margin (%)		Increase/ decrease in operating income compared to corresponding period of the previous year (%)	Increase/ decrease in operating costs compared to corresponding period of the previous year (%)	Increase/decrease in gross profit margin compared to corresponding period of the previous year (percentage points)
Synthetic fibres	1,648,861	1,745,312	–5.85		–4.11	–0.71	Decreased by 3.63 percentage points
Resins and plastics	6,899,190	7,035,801	–1.98		–8.52	–11.63	Increased by 3.60 percentage points
Intermediate petrochemicals	9,798,197	8,256,733	15.73		5.19	5.07	Increased by 0.09 percentage points
Petroleum products	32,634,478	27,097,432	16.97	*	47.43	33.72	Increased by 8.51 percentage points
Trading of petrochemical products	5,646,046	5,572,275	1.31		6.96	6.95	Increased by 0.01 percentage points
Others	484,150	311,919	35.57		0.35	–21.20	Increased by 17.62 percentage points

*	Gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax amounts to 3.95%.

(ii)	Principal operations by geographical location

Amount

RMB’000

Geographical location	Operating income	Increase/decrease in operating income compared to corresponding period of the previous year (%)
Eastern China	54,653,602	26.15
Other regions in the PRC	2,255,470	–11.05
Exports	201,850	–67.11

3.3	Analysis of Investments

3.3.1	Entrusted Wealth Management and Derivatives Investment by Non-Financial Companies

(i)	Entrusted wealth management

The Company did not engage in entrusted wealth management during the Reporting Period.

(ii)	Entrusted loans

Project status of entrusted loans

Amount

RMB’000

Borrower	Amount of entrusted loan	Length of maturity	Interest rate of loan %	Whether it is overdue	Whether it is connected transaction	Whether it has been extended	Whether it is related to lawsuits	Whether the capital represents proceeds	Connected relationship	Expected income
Chevron Phillips	30,000	2013/4/26-	3.25	No	No	No	No	No	Nil	801
Chemicals		2014/4/25
(Shanghai)	12,000	2012/8/30-	3.25	No	No	No	No	No	Nil	65
Corporation		2013/8/29
	28,000	2012/11/28-	3.25	No	No	No	No	No	Nil	376
		2013/11/27

Note:	Aforesaid entrusted loans are loans provided to shareholders according to the proportion of shareholding by Shanghai Golden Phillips Petrochemical Company Limited, a subsidiary of the Company.

3.3.2	Application of Capital Raised

During the Reporting Period, the Company did not raise capital or use the capital raised in previous reporting periods.

3.3.3	Major Projects from Non-raised Capital

Major project	Total project investment RMB million	Project progress as at 30 June 2012
Reconstruction of No.1 ethylene glycol plant to increase ethylene oxide production	128.9	The main part is basically completed and under equipment testing

Pentene Project with a capacity of 3000 tons/year	30.0	Preliminary stage

100,000 tons/year EVA Plant	1,131.5	Feasibility report approved

Energy-saving reconstruction of No.2 SL-II Ethylene cracker	114.9	The main part is basically completed and under equipment testing

3.4	Plan for Profit Appropriation or Capital Reserve

3.4.1	Implementation or Amendment of Profit Distribution Proposal for the Reporting Period

In view of the loss incurred by the Company in its 2012 Annual results, the Board of Directors recommended and the 2012 Annual General Meeting approved that the Company will not distribute its profit in 2012. No profit distribution proposal has been implemented during the Reporting Period.

3.4.2	Plan for Half-Yearly Profit Appropriation and Plan for Conversion of Capital Reserves to Increase Share Capital

The fifteenth meeting of the Seventh Session of the Board of Directors has considered and approved the scheme for profit appropriation and capitalisation of capital fund: based on the total capital of 7,200,000,000 shares as of 30 June 2013, issuing 3.36 shares for every 10 shares to all shareholders by the premium of capital fund, and 1.64 shares for every 10 shares by surplus fund, as well as distributing cash dividend of RMB0.50 (VAT included) for every 10 shares to all shareholders.

The above-mentioned appropriation plan is optimised by the Company’s controlling shareholder, China Petroleum & Chemical Corporation (“Sinopec”), based on the proposing of Conversion of Capital Fund into share capital under the A-Share Reform Proposal (Revised draft) dated 20 June 2013 (“Optimised A-share Reform Proposal”). The implementation of the above-mentioned appropriation plan is subject to the approval of the Optimised A-share Reform Proposal at the A shareholders’ meeting and the Extraordinary General Meeting held by the Company on the same date; as well as approval of the respective proposals on cash dividend payment for the first half of 2013 and on share capital increase from capital reserve and surplus reserve at both the A shareholders’ meeting and H shareholders’ meeting. Please refer to the announcement on the Optimised A-share Reform Proposal disclosed on the same date for respective details, and relevant notice of meeting to be issued by the Company recently.

3.5	Other Items for Disclosure

3.5.1	Warning and Explanation of a Possible Loss or Significant Change in Aggregate Net Profit for the Period from the Beginning of the Year to the End of the Next Reporting Period compared with the Corresponding Period of the Previous Year

After the commencement of the Refinery Revamping Expansion Project, the Company enhanced its capability and flexibility in crude oil processing, improved the optimization of resources and production and strengthened the profitability of the refinery business. Although an obvious uptrend was not been seen in the petrochemical market, the overall price of petrochemical products was more stable. For the nine months ended 30 September 2013, the operating results are expected to turn around to record profit against the same period last year.

§4.	OTHERS

4.1	Corporate Governance

The Company acted in strict compliance with regulatory documents such as the Company Law, the Securities Law and Corporate Governance Principles for Listed Companies and Guidelines for Establishing the Independent Directors System for Listed Companies issued by the China Securities Regulatory Commission (“CSRC”), as well as the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange to push forward the advancement of the Company’s system and management, to improve the corporate legal person governance structure, and to strengthen the establishment of the Company’s system in order to enhance the overall image of the Company.

4.2	Audit Committee

On 27 August 2013, the Audit Committee of the seventh session of the Board held its third meeting, primarily to review the interim financial report of the Group for the Reporting Period.

4.3	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Group has not purchased, sold or redeemed any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

4.4	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied the principles and complied with all code provisions of the Corporate Governance Code, except for certain deviations from code provisions A.2.1 and A.5.1 of the Corporate Governance Code as set out below.

Corporate Governance Code provisions A.2.1: The roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

Deviation: Mr. Wang Zhiqing appointed as Chairman and President of the Company.

Reason: Mr. Wang Zhiqing has extensive experience in the management of petrochemical production. Mr. Wong is the most suitable candidate to serve the positions of Chairman and President of the Company. For the time being, the Company has been unable to identify another person who possesses better or similar abilities and talent as Mr. Wang to serve any of the positions listed above.

Corporate Governance Code provisions A.5.1: Issuers should establish a nomination committee which is chaired by the chairman of the board or an independent non-executive director and comprises a majority of independent non-executive directors.

Deviation: Nomination Committee did not comprise a majority of independent non-executive directors from 25 April 2013 to 28 August 2013.

Reason: As announced in the Company’s announcement dated 2 May 2013, Mr. Wang Yongshou, an independent non-executive director, and chairman of the Remuneration and Appraisal Committee and member of the Audit Committee and the Nomination Committee, passed away due to illness on 25 April 2013. On 28 August 2013, Mr. Shen Liqiang, an independent non-executive director, was appointed as a member of the Nomination Committee.

As an enhancement of the Company’s corporate governance practices and for the purpose of complying with the amendments to the Corporate Governance Code regarding board diversity, the Nomination Committee adopted a board diversity policy on 27 August 2013.

4.5	Implementation of Model Code for Securities Transactions

The Directors of the Company confirm that the Company has adopted the Model Code for Securities Transactions. After making specific enquiries with all of the Directors and Supervisors of the Company, the Company is not aware of any information that would reasonably indicate that the Directors and Supervisors of the Company did not act in compliance with the requirements of the Model Code for Securities Transactions during the Reporting Period.

4.6	Other Important Events

During the Reporting Period, in accordance with the relevant laws and regulations of the jurisdictions in which the Company’s shares are listed and in line with the actual situations upon approval by vote at the fourteenth meeting of the seventh session of the Board held on 7 June 2013, it has been agreed that the Company will accept the delegation of the Company’s non- circulation shareholder to handle the related resolutions on the issue of the Company’s share reform program. The “Sinopec Shanghai Petrochemical Company Limited Share Reform Plan” was approved at the shareholders meeting of the holders of A shares of the Share Reform Plan of the Company held on 8 July 2013.

There were no other important events during the Reporting Period.

§5.	INTERIM FINANCIAL REPORT

5.1	Interim financial statements prepared under China Accounting Standards for Business Enterprises

CONSOLIDATED AND COMPANY BALANCE SHEETS AS AT 30 JUNE 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

(English Translation for Reference Only)

	30 June 2013	31 December 2012	30 June 2013	31 December 2012
	Consolidated	Consolidated	Company	Company
ASSETS
Current assets
Cash at bank and on hand	292,706	160,962	222,128	119,148
Notes receivable	2,058,841	2,065,483	1,676,682	1,914,007
Accounts receivable	1,773,080	1,082,742	1,235,199	811,738
Advances to suppliers	50,100	90,261	44,026	82,426
Dividends receivable	10,000	—	—	—
Other receivables	64,527	40,765	23,214	15,569
Inventories	8,631,992	8,938,077	8,290,863	8,615,644
Other current assets	183,977	513,134	100,301	419,523

Total current assets	13,065,223	12,891,424	11,592,413	11,978,055

Non-current assets
Long-term equity investment	3,017,646	3,057,153	4,067,252	4,069,891
Investment properties	432,515	439,137	432,515	439,137
Fixed assets	16,894,879	17,622,001	16,424,341	17,105,599
Construction in progress	639,282	612,388	639,282	604,866
Intangible assets	488,412	497,575	399,839	406,356
Long-term prepaid expenses	483,765	633,548	467,372	617,025
Deferred tax assets	892,999	1,052,573	892,763	1,052,338

Total non-current assets	22,849,498	23,914,375	23,323,364	24,295,212

TOTAL ASSETS	35,914,721	36,805,799	34,915,777	36,273,267

CONSOLIDATED AND COMPANY BALANCE SHEETS (CONTINUED) AS AT 30 JUNE 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

(English Translation for Reference Only)

	30 June 2013	31 December 2012	30 June 2013	31 December 2012
	Consolidated	Consolidated	Company	Company
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	8,232,758	11,023,877	8,279,808	11,092,877
Notes payable	6,472	—	—	—
Accounts payable	6,808,978	5,523,248	5,961,588	5,175,493
Advance from customers	411,590	758,796	368,967	675,446
Employee benefits payable	49,659	48,008	44,210	42,959
Taxes payable	1,315,781	671,231	1,290,850	663,603
Interest payable	11,040	20,987	10,938	20,987
Dividends payable	21,450	21,548	21,450	21,548
Other payables	706,121	859,562	1,100,450	1,246,286

Total current liabilities	17,563,849	18,927,257	17,078,261	18,939,199

Non-current liabilities
Long-term borrowings	1,247,440	1,231,340	1,217,870	1,200,000
Other non-current liabilities	195,872	190,000	195,872	190,000

Total non-current liabilities	1,443,312	1,421,340	1,413,742	1,390,000

TOTAL LIABILITIES	19,007,161	20,348,597	18,492,003	20,329,199

Shareholders’ equity
Share capital	7,200,000	7,200,000	7,200,000	7,200,000
Capital surplus	2,914,763	2,914,763	2,914,763	2,914,763
Specific reserve	34,124	8,179	24,404	—
Surplus reserve	5,151,770	5,151,770	5,151,770	5,151,770
Undistributed profits	1,353,727	915,707	1,132,837	677,535

Total equity attributable to equity shareholders of the Company	16,654,384	16,190,419	16,423,774	15,944,068
Minority interest	253,176	266,783	—	—

TOTAL SHAREHOLDERS’ EQUITY	16,907,560	16,457,202	16,423,774	15,944,068

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	35,914,721	36,805,799	34,915,777	36,273,267

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

(English Translation for Reference Only)

	Six months ended 30 June		Six months ended 30 June
		2012		2012
	2013	(unaudited)	2013	(unaudited)
Items	Consolidated	Consolidated	Company	Company
Revenue	57,110,922	46,472,594	50,369,127	40,006,786
Less: Cost of sales	50,019,472	43,448,096	43,385,622	37,121,742
Taxes and surcharges	4,923,735	2,837,286	4,921,486	2,834,292
Selling and distribution expenses	334,802	329,807	260,476	285,183
General and administrative expenses	1,325,241	1,178,587	1,245,455	1,109,755
Financial (income)/expenses – net	(149,729)	193,087	(125,788)	177,480
Asset impairment losses	23,919	185,579	38,766	201,948
Add: Investment income	8,157	4,718	5,441	83,186
Including: Share of profits/(loss) of associates and jointly controlled entities	8,157	(1,728)	(2,638)	(14,894)
Operating profit/(loss)	641,639	(1,695,130)	648,551	(1,640,428)

Add: Non-operating income	7,943	161,263	6,437	160,417
Less: Non-operating expenses	40,260	24,785	40,112	24,785
Including: Losses on disposal of non-current assets	20,314	12,357	20,306	12,357
Total profit/(loss)	609,322	(1,558,652)	614,876	(1,504,796)

Less: Income tax expenses	167,015	(377,530)	159,574	(389,955)

Net profit/(loss)	442,307	(1,181,122)	455,302	(1,114,841)

Attributable to shareholders of the Company	438,020	(1,194,489)	—	—
Minority interests	4,287	13,367	—	—

Earnings/(Loss) per share: Basic earnings/(loss) per share(RMB)	0.061	(0.166)	—	—
Diluted earnings/(loss) per share(RMB)	0.061	(0.166)	—	—

Other comprehensive income	—	—	—	—

Total comprehensive income/(loss)	442,307	(1,181,122)	455,302	(1,114,841)

Attributable to shareholders of the Company	438,020	(1,194,489)	—	—
Minority interest	4,287	13,367	—	—

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

(English Translation for Reference Only)

	Six months ended 30 June		Six months ended 30 June
		2012		2012
	2013	(unaudited)	2013	(unaudited)
Items	Consolidated	Consolidated	Company	Company
Cash flows from operating activities
Cash received from sales of goods or rendering of services	64,970,200	56,031,060	58,176,748	48,215,753
Refund of taxes and surcharges	17,405	37,778	468	—
Cash received relating to other operating activities	13,696	44,774	30,751	43,946

Sub-total of cash inflows	65,001,301	56,113,612	58,207,967	48,259,699

Cash paid for goods and services	(54,298,982)	(52,431,931)	(47,639,895)	(44,797,710)
Cash paid to and on behalf of employees	(1,325,102)	(1,226,888)	(1,243,263)	(1,150,851)
Payments of taxes and surcharges	(5,707,812)	(3,272,880)	(5,690,114)	(3,249,614)
Cash paid relating to other operating activities	(293,674)	(248,151)	(254,333)	(228,900)

Sub-total of cash outflows	(61,625,570)	(57,179,850)	(54,827,605)	(49,427,075)

Net cash flows from/(used in) operating activities	3,375,731	(1,066,238)	3,380,362	(1,167,376)

Cash flows from investing activities
Cash received from disposal of investments	30,000	46,000	—	—
Cash received from returns on investments	37,664	45,280	8,079	122,580
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	2,785	2,812	746	2,793
Net cash received from disposal

Cash received relating to other investing activities	40,468	48,948	38,373	43,979

Sub-total of cash inflows	110,917	146,783	47,198	169,352

Cash paid to acquire fixed assets and other long-term assets	(623,055)	(2,382,178)	(618,950)	(2,381,968)
Cash paid to acquire investments	(30,000)	(30,000)	—	—
Cash paid relating to other investing activities	—	—	—	—

Sub-total of cash outflows	(653,055)	(2,412,178)	(618,950)	(2,381,968)

Net cash flows used in investing activities	(542,138)	(2,265,395)	(571,752)	(2,212,616)

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS (CONTINUED)

FOR THE SIX MONTHS ENDED 30 JUNE 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

(English Translation for Reference Only)

	Six months ended 30 June		Six months ended 30 June
	2013	2012 (unaudited)	2013	2012 (unaudited)
Items	Consolidated	Consolidated	Company	Company
Cash flows from financing activities
Cash received from borrowings	30,622,173	26,377,504	30,575,163	26,379,514

Sub-total of cash inflows	30,622,173	26,377,504	30,575,163	26,379,514

Cash repayments of enterprise debt	(33,125,198)	(22,676,988)	(33,097,798)	(22,688,894)
Cash paid for interest expenses and distribution of dividends or profits	(201,238)	(268,324)	(182,969)	(231,500)
Including: Cash payments for dividends or profits to minority shareholders of subsidiaries	(17,895)	(26,494)	—	—
Cash payments relating to other financing activities	—	—	—	—

Sub-total of cash outflows	(33,326,436)	(22,945,312)	(33,280,767)	(22,920,394)

Net cash flows (used in)/from financing activities	(2,704,263)	3,432,192	(2,705,604)	3,459,120

Effect of foreign exchange rate changes on cash and cash equivalents	2,414	(9)	(26)	(12)

Net increase in cash and cash equivalents	131,744	100,550	102,980	79,116

Add: Cash and cash equivalents at beginning of year	160,962	91,346	119,148	61,057

Cash and cash equivalents at end of the period	292,706	191,896	222,128	140,173

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

(English Translation for Reference Only)

	Attributable to equity shareholders of the Company
Items	Share capital	Capital surplus	Specific reserve	Surplus reserve	Undistributed profits	Minority interests	Total shareholders’ equity
Balance at 1 January 2012	7,200,000	2,914,763	21,777	5,151,770	2,824,173	270,101	18,382,584

Movements for the six months ended 30 June 2012 (unaudited)
Net loss for the period	—	—	—	—	(1,194,489)	13,367	(1,181,122)
Appropriation of profits
Distributions to shareholders	—	—	—	—	(360,000)	(26,573)	(386,573)
Specific reserve
Accrued	—	—	61,150	—	—	—	61,150
Utilised	—	—	(24,530)	—	—	—	(24,530)

Balance at 30 June 2012 (unaudited)	7,200,000	2,914,763	58,397	5,151,770	1,269,684	256,895	16,851,509

Balance at 1 January 2013	7,200,000	2,914,763	8,179	5,151,770	915,707	266,783	16,457,202

Movements for the six months ended 30 June 2013
Net profit for the period	—	—	—	—	438,020	4,287	442,307
Appropriation of profits
Distributions to shareholders	—	—	—	—	—	(17,894)	(17,894)
Specific reserve
Accrued	—	—	62,343	—	—	—	62,343
Utilised	—	—	(36,398)	—	—	—	(36,398)

Balance at 30 June 2013	7,200,000	2,914,763	34,124	5,151,770	1,353,727	253,176	16,907,560

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2013

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

(English Translation for Reference Only)

	Attributable to equity shareholders of the Company
Items	Share capital	Capital surplus	Specific reserve	Surplus reserve	Undistributed profits	Total shareholders’ equity
Balance at 1 January 2012	7,200,000	2,914,763	14,272	5,151,770	2,532,261	17,813,066

Movements for the six months ended 30 June 2012 (unaudited)
Net loss for the period	—	—	—	—	(1,114,841)	(1,114,841)
Appropriation of profits
Distributions to shareholders	—	—	—	—	(360,000)	(360,000)
Specific reserve
Accrued	—	—	57,960	—	—	57,960
Utilised	—	—	(24,157)	—	—	(24,157)

Balance at 30 June 2012 (unaudited)	7,200,000	2,914,763	48,075	5,151,770	1,057,420	16,372,028

Balance at 1 January 2013	7,200,000	2,914,763	—	5,151,770	677,535	15,944,068

Movements for the six months ended 30 June 2013
Net profit for the period	—	—	—	—	455,302	455,302
Specific reserve
Accrued	—	—	59,200	—	—	59,200
Utilised	—	—	(34,796)	—	—	(34,796)

Balance at 30 June 2013	7,200,000	2,914,763	24,404	5,151,770	1,132,837	16,423,774

5.2	Interim financial report prepared under International Financial Reporting Standards (Unaudited)

This interim financial report for the six-month period ended 30 June 2012 is unaudited, but has been reviewed by Pricewaterhousecoopers in accordance with Hong Kong Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants, whose unmodified review report is included in the interim report to be sent to shareholders.

Interim consolidated income statement (Unaudited)

		Six months ended 30 June
		2013	2012
	Note	RMB’000	RMB’000
Continuing operations
Revenue	2	57,085,913	46,442,079
Sales taxes and surcharges		(4,923,735)	(2,837,286)

Net sales		52,162,178	43,604,793
Cost of sales		(51,330,080)	(44,737,873)

Gross profit/(loss)		832,098	(1,133,080)

Selling and administrative expenses		(334,802)	(329,807)
Other operating income		27,952	166,778
Other operating expenses		(37,519)	(27,758)

Operating profit/(loss)	2	487,729	(1,323,867)

Finance income		349,202	48,948
Finance costs		(199,473)	(242,035)
Investment income		—	6,446
Share of post-tax profits of associates and jointly controlled entities		13,157	3,272

Profit/(loss) before income tax	2	650,615	(1,507,236)

Income tax expense	4	(173,116)	369,079

Profit/(loss) for the period		477,499	(1,138,157)

Profit attributable to:
– Owners of the Company		473,212	(1,151,524)
– Non-controlling interests		4,287	13,367

		477,499	(1,138,157)

Earnings per share attributable to owners of the Company
Basic earnings/(loss) per share	5	RMB 0.0657	(RMB 0.1599)

Diluted earnings/(loss) per share	5	RMB 0.0657	(RMB 0.1599)

Interim consolidated statement of comprehensive income (Unaudited)

	Six months ended 30 June
	2013	2012
	RMB’000	RMB’000
Profit/(loss) for the period	477,499	(1,138,157)
Other comprehensive income for the period, net of tax	—	—

Total comprehensive income/(loss) for the period	477,499	(1,138,157)

Attributable to:
– Owners of the Company	473,212	(1,151,524)
– Non-controlling interests	4,287	13,367

Total comprehensive income/(loss) for the period	477,499	(1,138,157)

Interim consolidated balance sheet (Unaudited)

	Note	30 June 2013 RMB’000	31 December 2012 RMB’000
ASSETS

Non-current assets
Property, plant and equipment		16,756,974	17,468,748
Investment properties		432,515	439,137
Construction in progress		639,282	612,388
Interest in associates and jointly controlled entities		2,832,646	2,867,153
Lease prepayments and other assets		972,177	1,131,123
Deferred income tax assets		886,898	1,052,573

Total non-current assets		22,520,492	23,571,122

Current assets
Inventories		8,631,992	8,938,077
Trade debtors	7	192,637	93,484
Bills receivable	7	1,905,141	2,046,657
Other debtors and prepayments		276,163	599,402
Amounts due from related parties	7	1,766,584	1,052,842
Cash and cash equivalents	12	292,706	160,962

Total current assets		13,065,223	12,891,424

Total assets		35,585,715	36,462,546

Interim consolidated balance sheet (Unaudited) (Continued)

	Note	30 June 2013 RMB’000	31 December 2012 RMB’000
EQUITY

Equity attributable to owners of the Company
Share capital		7,200,000	7,200,000
Other reserves		9,310,378	8,837,166

Non-controlling interests		253,176	266,783

Total equity		16,763,554	16,303,949

LIABILITIES

Non-current liabilities
Borrowings and loans	8	1,247,440	1,231,340
Deferred income		10,872	—

Total non-current liabilities		1,258,312	1,231,340

Current liabilities
Borrowings and loans	8	8,232,758	11,023,877
Trade creditors	9	2,189,925	2,886,616
Bills payable	9	2,472	—
Other creditors		2,081,142	1,603,022
Amounts due to related parties	9	5,053,943	3,411,279
Income tax payable		3,609	2,463

Total current liabilities		17,563,849	18,927,257

Total liabilities		18,822,161	20,158,597

Total equity and liabilities		35,585,715	36,462,546

Net current liabilities		(4,498,626)	(6,035,833)

Total assets less current liabilities		18,021,866	17,535,289

The notes on pages 41 to 59 form an integral part of condensed consolidated interim financial information.

Notes to the condensed consolidated interim financial statements

1	Accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2012, as described in those annual financial statements.

New standards, amendments and interpretations to existing standards which are effective for accounting periods beginning on or after 1 January 2013 and adopted by the Company.

(a)	The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2013 and have no material impact to the Company:

•	IFRS 11 – Joint arrangements

•	IFRS 13 – Fair value measurement

•	IFRS 7 – Financial instruments: Disclosures – Offsetting financial assets and financial liabilities

(b)	The following new standards, amendments and interpretations to existing standards are mandatory for the first time for the financial year beginning 1 January 2013, but are not currently relevant to the Company:

•	IAS 19 (Amendment) – Employee benefits

•	IFRS 10 – Consolidated financial statements

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

2	Segment information

The basis of segmentation and the basis of measurement of segment profit or loss, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2012, as described in those annual financial statements.

	Six months ended 30 June 2013			Six months ended 30 June 2012
	Total segment revenue RMB’000	Inter segment revenue RMB’000	Revenue from external customers (note a) RMB’000	Total segment revenue RMB’000	Inter segment revenue RMB’000	Revenue from external customers (note a) RMB’000
Synthetic fibres	1,648,861	—	1,648,861	1,719,630	73	1,719,557
Resins and plastics	7,029,230	130,040	6,899,190	7,589,596	48,244	7,541,352
Intermediate petrochemicals	19,487,264	9,689,067	9,798,197	19,049,459	9,734,781	9,314,678
Petroleum products	37,296,006	4,661,528	32,634,478	26,022,420	3,886,484	22,135,936
Trading of petrochemical products	7,328,146	1,682,100	5,646,046	6,535,247	1,256,624	5,278,623
All others segments	1,237,441	778,300	459,141	859,309	407,376	451,933

Total	74,026,948	16,941,035	57,085,913	61,775,661	15,333,582	46,442,079

	Six months ended 30 June 2013 RMB’000	Six months ended 30 June 2012 RMB’000
Profit/(loss)from operations
Synthetic fibres	(277,569)	(165,655)
Resins and plastics	(624,393)	(865,462)
Intermediate petrochemicals	704,843	678,635
Petroleum products	612,208	(1,074,343)
Trading of petrochemical products	6,344	29,321
All others	66,296	73,637

Total Consolidated Profit/(loss) from operations	487,729	(1,323,867)

Net financing income/(costs)	149,729	(193,087)

Investment income	—	6,446

Share of profit of associates and jointly controlled entities	13,157	3,272

Profit/(loss)before taxation	650,615	(1,507,236)

2	Segment information (continued)

Note (a):	External sales include sales to Sinopec Corp., its subsidiaries and jointly controlled entities as follows:

	Six months ended 30 June 2013 RMB’000	Six months ended 30 June 2012 RMB’000
Intermediate petrochemicals	1,238,968	2,646,674
Petroleum products	30,153,151	18,885,862
Trading of petrochemical products	3,049,003	3,755,301
Others	227,326	242,239

Total	34,668,448	25,530,076

	30 June 2013 Total Assets RMB’000	31 Dec 2012 Total Assets RMB’000
Synthetic fibres	1,979,499	1,689,429
Resins and plastics	1,989,653	1,100,082
Intermediate petrochemicals	6,633,308	6,811,409
Petroleum products	17,566,236	18,661,951
Trading of petrochemical products	557,765	451,111
All others	2,220,512	2,715,605

Total segment assets	30,946,973	31,429,587

Unallocated

Interest in associates and jointly controlled entities	2,832,646	2,867,153
Deferred tax assets	886,898	1,052,573
Investment property	432,515	439,137
Others	486,683	674,096

Total	35,585,715	36,462,546

3	Profit/(loss) before taxation

(a)	Net financing (income)/costs

	Six months ended 30 June
	2013 RMB’000	2012 RMB’000
Interest on bank loans and advances	199,473	233,356
Less: Amount capitalised into construction in progress	—	(50,504)

Interest expenses, net	199,473	182,852
Net foreign exchange loss	—	59,183

Total financing expenses	199,473	242,035

Net foreign exchange gain	(308,734)	—
Interest income	(40,468)	(48,948)

Total financing income	(349,202)	(48,948)

(b)	Other items

	Six months ended 30 June
	2013 RMB’000	2012 RMB’000
Amortisation of lease prepayments	9,163	9,162
Depreciation	1,068,279	829,987
Research and development costs	21,293	16,232
Write-down of inventories	23,869	235,350
Net loss on disposal of property, plant and equipment	19,508	11,827
Refund of education surcharges	(274)	(114,343)

The inventory write-downs of RMB 23,869,000 was mainly due to that the carrying amount of inventories were lower than the net realisable value (six months ended 30 June 2012: RMB 235,350,000).

4	Income tax expense

	Six months ended 30 June
	2013 RMB’000	2012 RMB’000
Provision for PRC income tax for the period	7,441	12,425
Deferred taxation	165,675	(381,504)

	173,116	(369,079)

The provision for PRC income tax is calculated at the rate of 25% (six months ended 30 June 2012: 25%) on the estimated assessable income of the period ended 30 June 2013 determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and therefore does not incur overseas income taxes.

5	Earnings/(loss) per share

The calculation of basic profit per share is based on the profit attributable to equity shareholders of the Company for the six months ended 30 June 2013 of RMB 473,212,000 (six months ended 30 June 2012: loss of RMB 1,151,524,000) and 7,200,000,000 (six months ended 30 June 2012: 7,200,000,000) shares in issue during the interim period.

The Group had no dilutive potential ordinary shares in existence during the six months ended 30 June 2013 and 2012.

6	Dividends

Pursuant to a resolution passed at the Annual General Meeting held on 27 June 2012, a final dividend of RMB 360,000,000 was declared and approved for the year ended 31 December 2011.

Pursuant to a resolution passed at the Annual General Meeting held on 6 June 2013, no dividend was declared and approved. The Board of Directors did not declare the payment of an interim dividend for the period ended 30 June 2013 (six months ended 30 June 2012: nil).

7	Trade receivables

	As at
	30 June 2013 RMB’000	31 December 2012 RMB’000
Trade debtors	193,536	94,366
Less: Impairment loss for bad and doubtful debts	(899)	(882)

	192,637	93,484

Bills receivable	1,905,141	2,046,657
Amounts due from related parties	1,766,584	1,052,842

	3,864,362	3,192,983

Amounts due from related parties represent trade-related balances.

The aging analysis of trade debtors, bills receivable and amounts due from related parties (net of impairment loss for bad and doubtful debts) is as follows:

	As at
	30 June 2013 RMB’000	31 December 2012 RMB’000
Invoice date:
Within one year	3,864,328	3,192,974
Between one and two years	34	9

	3,864,362	3,192,983

Sales are generally on a cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

8	Borrowings and loans

	As at
	30 June 2013 RMB’000	31 December 2012 RMB’000
Short term loans	8,232,758	11,023,877
Long term loans
– Between one and two years	617,870	—
– Between four years and five years	629,570	1,231,340

Subtotal	1,247,440	1,231,340

Total	9,480,198	12,255,217

The Group has the following undrawn borrowing facilities:

	As at
	30 June 2013 RMB’000	31 December 2012 RMB’000
Floating rate:
– expiring within one year (bank loans)	8,106,318	8,826,802
– expiring beyond one year (bank loans)	7,792,852	4,511,171

	15,899,170	13,337,973

These facilities have been arranged to help finance the working capitals and also ongoing investments on long-term assets.

The Company does not have any exposure to collateralised debt obligations. The Company has sufficient headroom to enable it to conform to covenants on its existing borrowings. The Company has sufficient undrawn financing facilities to service its operating activities and ongoing investments.

9	Trade payables

	As at
	30 June 2013 RMB’000	31 December 2012 RMB’000
Trade creditors	2,189,925	2,886,616
Bills payable	2,472	—
Amounts due to related parties	5,053,943	3,411,279

	7,246,340	6,297,895

At 30 June 2013, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) based on invoice date were as follows:

	As at
	30 June 2013 RMB’000	31 December 2012 RMB’000
Within one month	6,610,492	6,088,323
Over one month but within three months	538,754	209,572
Over three months	97,094	—

	7,246,340	6,297,895

10	Events occurring after the balance sheet date

(a)	Significant events occurring after the balance sheet date

(i)	Under the Official ‘Reply on matters relating to the Share Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), the Company General Meeting held on 8 July 2013 passed the ‘Share Reform Statement of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (the “Share Reform Statement”) which was published by the Company Board of Directors on Shanghai Stock Exchange (“SSE”) website on 20 June 2013. Currently, price arrangement of the “Share Reform Statement” was completed. Pursuant to the resolution passed, all the floating A Shareholders with shares registered on 16 August 2013 received 5 shares for every 10 floating shares held, totally amounted 360,000,000 non-circulating A shares from controlling shareholder Sinopec Corp. Since 20 August 2013, all the Company’s non-circulating A shares have been granted listable circulating rights on Shanghai Stock Exchange. In addition, from the date that 3,640,000,000 non-circulating A shares held by controlling shareholder Sinopec Corp., were prohibited to be traded on the market or transferred within 12 months in accordance with the restriction condition made before. After the prohibited period, shareholders could only sell 5 percent non-floating shares within 12 months and 10 percent non-floating shares within 24 months through SSE.

(ii)	Sinopec Corp. undertakes that, within six months after the non-floating shares held by it in the Company acquires the right to float on the market (which means the first trading day after the implementation of the Share Reform Proposal), propose to hold a board meeting of Sinopec Shanghai in accordance with the Articles of Association of Sinopec Shanghai Petrochemical Company Limited to review a proposal of converting reserves into such amount of shares as needed to distribute four or more additional shares for every ten shares and a proposal of holding a shareholder meeting, and vote for such proposal at the Company shareholder meeting.

Sinopec Corp. undertakes that, within 12 months from the date when its non-floating shares in the Company are granted the right to float on the market (which means the first trading day after the implementation of the Share Reform Proposal), it will request that, subject to compliance with the relevant policies of State-owned Assets Supervision and Administration Commission of the State Council and China Securities Regulatory Commission, the board of directors of the Company to propose a share option incentive scheme, with an exercise price of the first batch of share options granted not less than RMB6.43 per share, being the closing price of the shares on 30 May 2013 (such exercise price will be subject to adjustment if there is any exclusion of rights and dividends prior to the announcement of the proposal for the share option incentive scheme).

(b)	Dividends distribution after the balance sheet date

The proposal of dividends distribution and converting reserves into shares was approved at the 15th Meeting of the 7th term of Board of Directors held on 28 August 2013. The proposal was to convert reserves into shares to distribute 5 shares for every ten shares, as well as cash dividends distribution of RMB 0.50 (tax included) for every ten shares, based on total 7,200,000,000 shares on 30 June 2013. Among above 5 shares distributed, 3.36 shares and 1.64 shares were from share premium part of capital reserves and surplus reserves, respectively.

As at the reporting date on 28 August 2013, the dividends distribution proposal has not been approved by General Meeting.

5.3	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is reviewed by Pricewaterhousecoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the main items and the amount are listed as follows:

	Net profit (Consolidated)		Net assets (Consolidated)
	Six months ended 30 June 2013	Six months ended 30 June 2012 (unaudited)	30 June 2013	31 December 2012
Under CAS	438,020	(1,194,489)	16,654,384	16,190,419
Adjustments under IFRS:
Government grants	15,348	14,796	(137,905)	(153,253)
Safety production costs	25,945	36,620	—	—
Effects of the above adjustments on deferred taxation	(6,101)	(8,451)	(6,101)	—

Under IFRS	473,212	(1,151,524)	16,510,378	16,037,166

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

By order of the Board
Wang Zhiqing
Chairman

Shanghai, the PRC, 28 August 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Ye Guohua and Zhang Jianping; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin;and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.